12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Icosavax, Inc.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Icosavax, Inc. with respect to this letter.

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July 12, 2021

VIA EDGAR

Mr. Alan Campbell

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Icosavax, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-257733)

Dear Mr. Campbell:

Rule 83 Confidential Treatment Requested by Icosavax, Inc.

On behalf of Icosavax, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 14, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 14, 2021, and which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on July 7, 2021 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 12 of the Comment Letter. This letter is furnished supplementally on behalf of the Company. To assist the Staff in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to

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the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00 or 20% of the low end of the range, unless otherwise approved by the Staff.

Recent Stock Option Grants

The Company’s most recent grants of stock options since February 2020 are set forth below:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value of Shares	Reassessed Fair Market Value of Shares (1)
February 3, 2020	225,000	$0.20	$0.20	$0.33
February 24, 2020	125,000	$0.20	$0.20	$0.33
May 11, 2020	477,708	$0.20	$0.20	$0.33
July 28, 2020	20,000	$0.20	$0.20	$0.33
August 1, 2020	155,000	$0.20	$0.20	$0.33
August 7, 2020	125,182	$0.20	$0.20	$0.33
January 29, 2021	5,073,106	$0.25	$0.25	$1.05
April 12, 2021	12,057,099	$1.42	$1.42	(2)
May 2021	205,000	$1.79	$1.79	(2)
June 2021	1,925,000	$1.79	$1.79	(2)

(1)	The Reassessed Fair Market Value of Shares represents a retrospective revaluation solely for accounting purposes as further discussed below.
(2)

The Company has not completed its financial reporting for the three month period ended June 30, 2021. Given an updated valuation as of April 16, 2021 described below, the Company would expect to reassess the fair value of the options granted on April 12, 2021 to at least $1.79 per share. However, the Company anticipates taking into account the IPO offering price in hindsight when establishing the final fair value estimate of awards granted in April, May and June 2021 for the purposes of calculating and recording stock-based compensation.

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). In addition, the Company’s Board of Directors (the “Board”) considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 89-90 of the Registration Statement.

For valuations performed in 2020, and 2021, in accordance with the Practice Aid, the Company determined the option pricing method (“OPM”) or hybrid approach were the most appropriate methods to utilize at each date, for determining the fair value of the Company’s common stock based on the uncertainty associated with both the timing and type of any future exit scenario.

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The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total shareholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes closed form option pricing model is employed in this analysis, with an option term assumption that is consistent with the expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.

In addition, in August 2019, the Company entered into a Series A preferred stock purchase agreement with third party investors, pursuant to which in August 2019 and February 2021 the Company sold shares of Series A-1 convertible preferred stock at a per share price of $0.9615, for aggregate gross proceeds of $47.3 million, with $21.1 million received in a February 2021 closing following achievement of regulatory, research and development and operational milestones under the purchase agreement. In March 2021, the Company entered into a Series B preferred stock purchase agreement with third party investors, pursuant to which in March 2021 the Company sold an aggregate of 32,958,612 shares of Series B-1 convertible preferred stock at a per share price of $2.82172, for aggregate gross proceeds of $93.0 million. As a result of the Series A and Series B financings, in valuations conducted in 2020 and 2021, the Company used the backsolve method to determine equity value in the applicable scenarios. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction.

The Board and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports. At each grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date and incorporated, as appropriate, these events into each valuation. The following is a summary of the dates for which the Company utilized the assistance of independent third-party valuations during 2020 and 2021:

Valuation Date	Per Share Fair Value of Common Stock
August 15, 2019	$0.20
October 31, 2020	$0.25
March 19, 2021	$1.42
April 16, 2021	$1.79

The following is discussion of the Company’s determination of such values.

Fair Value Determinations

February, May, July and August 2020 Option Grants

The Board, with input from management, determined the fair value of its common stock to be $0.20 per share as of February 3, 2020, February 24, 2020, May 11, 2020, July 28, 2020, August 1, 2020, and August 7, 2020, after considering a valuation report from an independent third-party valuation firm as of August 15, 2019.

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In determining the fair value of the Company’s common stock as of August 15, 2019, the Company considered two scenarios: (1) the Company utilized the OPM backsolve method to estimate the Company’s equity value based on the Company’s Series A-1 convertible preferred stock financing with a probability of 75%, and (2) a dissolution scenario with a probability of 25%.

Under the “backsolve” method scenario, the value of the overall equity was $[***] million after adjusting for cash and equivalents ($26.9 million) and debt ($0.0). The enterprise value before cash and debt was concluded to be $[***] million.

To allocate the equity value of the Company’s securities the OPM was utilized. The Company estimated the average time to liquidity was 2.0 years, based on management’s best estimate of a liquidity event at such time. Before weighting the likelihood of each scenario and applying a discount for lack of marketability (“DLOM”), the resulting fair value of common stock was $0.46 per share.

After applying a DLOM of 40% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put option Analysis, Finnerty Put Option Analysis, and Restricted Stock Study, the calculated value of common stock was $0.27 per share, which was then further weighted with probability of 75% to arrive at fair value of common stock at $0.20 per share.

February, May, July, and August 2020 Reassessment of Fair Value

Given the significant equity market volatility in the spring of 2020 due to the impact of COVID-19, the market’s subsequent partial recovery, and the Company’s development progress with respect to its product candidates in 2020, including securing grant funding agreement from the Bill & Melinda Gates Foundation of $10 million in September 2020, in connection with the audit of the Company’s financial statements for the year ended December 31, 2020 the Company determined it appropriate to reassess the fair market value of option grants made in February, May, July, and August 2020 solely for accounting purposes.

As a result, for the purposes of calculating and recording stock-based compensation for grants made between the February 3, 2020 and August 7, 2020 valuations, the Company estimated the common stock fair value as of the grant date by using the concluded value of $0.33 per share.

January 2021 Option Grants

The Board, with input from management, determined the fair value of its common stock to be $0.25 per share as of January 29, 2021, after considering a valuation report from an independent third-party valuation firm as of October 31, 2020. In reaching this determination, the Board determined that as of the grant date, no material changes had occurred in the business since the date of the third-party valuation report on October 31, 2020.

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In determining the fair value of the Company’s common stock on October 31, 2020, the Company considered the market approach which used a multiple of invested capital, and reviewed the performance of a set of guideline comparable companies based on discussions with the Company and analysis of the Company. Guideline public companies’ various financial characteristics, including size, profitability, balance sheet strength, and diversification were compared to the Company to select a book value of invested capital multiple. The Company used the market approach to estimate the overall equity value, as more than one year had passed since the first tranche of the Series A-1 convertible preferred stock financing. The value of the overall equity was $[***] million after adjusting for cash and equivalents ($19.4 million) and debt ($6.6 million). The enterprise value before cash and debt was concluded to be $[***] million.

To allocate the equity value of the Company’s securities, the OPM was utilized. The Company estimated the average time to liquidity was 2.0 years, based on management’s best estimate of a liquidity event at such time. Before weighting the likelihood of each scenario and applying a DLOM, the resulting fair value of common stock was $0.42 per share.

After applying a DLOM of 40% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put option Analysis, Finnerty Put Option Analysis, and Restricted Stock Study, the resulting fair value of common stock was $0.25 per share.

January 2021 Reassessment of Fair Value

As discussed above, in February 2021, the Series A-1 milestone closing occurred at which the Company sold 21,944,874 shares of Series A-1 convertible preferred stock for gross proceeds of $21.1 million, at $0.9615 per share. Further, in March 2021, the Company raised $93.0 million through a Series B-1 convertible preferred stock financing at a per share price of $2.82172. Given these transactions, the Company determined it appropriate to reassess the fair market value of option grants made in January 2021, solely for accounting purposes by taking into account the valuation as of March 19, 2021, the closing date of the Series B-1 convertible preferred stock financing. See “March 2021 Valuation and April 2021 Grants” below for a description of such valuation.

As a result, for the purposes of calculating and recording stock-based compensation for grants made in January 2021, the Company estimated the common stock fair value as of the grant date by interpolating the value between the reassessed fair value as of October 31, 2020, and valuation as of March 19, 2021. No-single event occurred during that time that would dictate a step-up in valuation above and beyond other events that occurred during that time. As such, a straight-line method was applied that determined the deemed fair value of the Company’s common stock was $1.05 per share for purposes of calculating and recording stock-based compensation as of January 2021, solely for accounting purposes.

March 2021 Valuation and April 2021 Grants

The Board, with input from management, determined the fair value of its common stock to be $1.42 per share as of March 19, 2021 and April 12, 2021, after considering a valuation report from an independent third-party valuation firm as of March 19, 2021.

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In determining the fair value of the Company’s common stock on March 19, 2021, the Company considered two future event scenarios: (1) a venture capital (“VC”) scenario, and (2) a stay private scenario.

To allocate the equity value of the Company’s securities a hybrid approach was utilized. For the VC scenario, an allocation on an as-converted basis was used and for the stay private scenario an OPM was used. Under the VC scenario, which represents an approximation of an IPO scenario based on the price paid by the VC investors in the most-recent financing, the enterprise value was determined using as-converted basis reflecting a value per share of $2.88 on an as-converted basis based on post-money Series B-1 financing, resulting in value of equity of $[***] million. The VC method was determined to be appropriate as the Company had not yet commenced any activities towards a potential IPO, but the value on an as-converted basis was considered to be reflective of the VC investors’ determination of the Company’s value in an IPO scenario. Under the stay private scenario, the Board and an independent third-party valuation firm determined the use of a backsolve to last round of financing method was an appropriate market approach for the Company’s valuation given the proximity to the arm’s length Series B-1 preferred convertible stock financing on the same date of March 19, 2021. The financing was led by a new third-party investor and included several other new third-party investors along with current investors, in which the Company sold shares of Series B-1 convertible preferred stock at a price of $2.82172 per share raising gross proceeds of $93.0 million. The purchase price was determined in negotiations with such new investors.

As of March 19, 2021, after considering the Company’s stage of development, potential volatility in the market and the likelihood of completing an IPO, the Company applied a weighting of 15% to the VC scenario to be achieved and 85% to the stay private scenario. The VC scenario was used as proxy for a near-term IPO.

After applying a DLOM of 17% to the VC scenario and 36% to the stay private scenario based on consideration of the Black-Scholes Protective Put Option Pricing Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $1.42 per share.

May and June 2021 Option Grants

The Board, with input from management, determined the fair value of its common stock to be $1.79 per share as of May 19, 2021, May 21, 2021, June 2, 2021 and June 7, 2021, after considering a valuation report from an independent third-party valuation firm as of April 16, 2021. On April 16, 2021, the Company completed an organizational meeting for its IPO, so it determined to conduct an updated valuation as of such date.

In determining the fair value of the Company’s common stock on April 16, 2021, the Company considered two future event scenarios: (1) an IPO, and (2) a non-IPO stay private scenario.

To allocate the equity value of the Company’s securities a hybrid approach was utilized. For the IPO scenario an allocation on an as-converted basis was used and for the non-IPO scenario an OPM was used. Under the IPO scenario, the enterprise value was determined based on a preliminary

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value per share estimate of $4.82 provided by investment bankers, resulting in value of equity at $[***] million. Under the non-IPO scenario, the Board and an independent third-party valuation firm determined the use of a backsolve to last round of financing method was an appropriate market approach for the Company’s valuation given the proximity to the arm’s length Series B-1 convertible preferred stock financing in March 2021.

As of April 16, 2021, after considering the Company’s stage of development, potential volatility in the market and the likelihood of completing its IPO (based in part on input from investment bankers), the Company applied a weighting of 30% to the IPO scenario to be achieved by [***] and 70% to the non-IPO scenario. The increase in the weighting of the IPO scenario from the March 19, 2021 (from 15% VC method) valuation to the April 16, 2021, valuation was driven primarily by the completion of the IPO organizational meeting.

The common stock was discounted back to calculate present value using 35%, which was based on venture capital rates of return and adjusted for equity class specific risk levels. After applying a DLOM of 17% to the IPO scenario and 36% to the non-IPO scenario based on consideration of the Black-Scholes Protective Put Option Pricing Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $1.79 per share.

Further, the Company anticipates taking into account the IPO offering price in hindsight when establishing the final fair value estimate of awards granted in April, May and June 2021 for the purposes of calculating and recording stock-based compensation.

COMPARISON OF APRIL 16, 2021 VALUATION AND PRELIMINARY PRICE RANGE

As noted above, the Preliminary Price Range is between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the lead underwriters. The Company’s most recent grants of stock options were based on an estimated fair value of $1.79 per share (the “Estimated Fair Value”) based on the April 16, 2021 independent third-party valuation.

As is typical in initial public offerings, the Preliminary Price Range was based in part on the underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings;

•

the general condition of the securities market and the recent market prices of publicly traded common stock of comparable companies and the recent performance of IPOs of companies, particularly those in the life sciences and biotechnology industry sectors;

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•	feedback received from potential investors from the Company’s testing-the-waters meetings;

•	business developments impacting the Company;

•	an assumption that there would be a receptive public trading market for a clinical-stage pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, is that the valuation model used by the Company to determine the Estimated Fair Value includes the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the liquidation preferences of the preferred securities in the event of an acquisition or staying private and (ii) the application of a larger DLOM than in the IPO scenario. Conversely, the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a DLOM, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock in the Preliminary Price Range.

Notably, the April 16, 2021 valuation report estimated a fair value of the Company’s common stock on that date to be $[***] per share in the IPO scenario, prior to applying an IPO probability weighting and DLOM, which Estimated Fair Value is above the Preliminary Price Range.

Conclusion

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, the Company believes that the reassessed estimated fair values of common stock since February 2020 are consistent with the Company’s and the lead underwriters estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the common stock in connection with the Company’s progression towards an IPO. However, notwithstanding the above, given the amount of time between the April, May and June 2021 grants and the currently anticipated timing with respect to the Company’s planned IPO, the Company anticipates taking into account the IPO offering price in hindsight when establishing the final fair value estimate of these awards for the purposes of calculating and recording stock-based compensation as of April, May and June 2021, solely for accounting purposes.

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In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Recent Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since February 2020, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Adam Simpson, Chief Executive Officer, Icosavax, Inc., 1616 East Lake Avenue F, Suite 208, Seattle, WA 98102, telephone (206) 737-0085, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Suzanne Hayes, Securities and Exchange Commission
Julie Sherman, Securities and Exchange Commission
Brian Casio, Securities and Exchange Commission
Adam Simpson., Icosavax, Inc.
Tom Russo, Icosavax, Inc..
Cheston Larson, Latham & Watkins LLP
Lisa Firenze, Wilmer Cutler Pickering Hale & Dorr LLP
Jeffries Oliver-Li, Wilmer Cutler Pickering Hale & Dorr LLP